UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer

Strategic Plan
2023-2027


PETROBRAS
RF

PETROBRAS

Disclaimer

This presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections, estimates or targets and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to the change in government and potential change in management of the Company as a result, general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas resources and reserves including recently discovered oil and gas resources and reserves, risks related to our Strategic Plan and our ability to implement our current Strategic Plan or potential changes that a new government and/or new management may make to our Strategic Plan, international and Brazilian political, economic and social developments, including results of the recent Brazilian elections, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 2022 onwards are projections, estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

CAUTIONARY STATEMENT

We present certain data in this presentation, such as oil and gas resources and reserves, that are not prepared in accordance with the United States Securities and Exchange Commission (SEC) guidelines under Subpart 1200 to Regulation S-K, and are not disclosed in documents filed with the SEC, because such resources and reserves do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

Strategic Plan 2023-2027

- Solid financials preserved
- Double resilience and energy security
- Focus on value generation
- Investments in deep and ultra-deep waters
- Refining modernization and quality of products
- Path to decarbonization and profitable diversification

Our top metrics

IAGEE
Compliance with greenhouse gas targets index

VAZO
Spilled volume

ZERO
FATALITIES AND LEAKAGE AMBITION

Δ EVA®
Economic Value Added

TRI
Total recordable injuries

IAGEE, VAZO and Δ EVA® impact variable compensation of all employees, including senior management

Our ESG Positioning


REDUCE OUR CARBON FOOTPRINT
PROTECT THE ENVIROMENT
CARE FOR PEOPLE
ACT WITH INTEGRITY
ENVIROMENTAL
SOCIAL
GOVERNANCE
CO2
Deliver sustainable results for a society in transition, by acting in business with social and environmental responsibility, safety, integrity and transparency

Rafael Chaves

Chief Institutional Relationship and Sustainability Officer


PETROBRAS
DRIELE

PETROBRAS

Environmental


REDUCE OUR CARBON FOOTPRINT
PROTECT THE ENVIROMENT
CARE FOR PEOPLE
ACT WITH INTEGRITY
ENVIROMENTAL
SOCIAL
GOVERNANCE
CO2
Deliver sustainable results for a society in transition, by acting in business with social and environmental responsibility, safety, integrity and transparency

- Path to neutrality of operational emissions in 2050
- Lower carbon products and businesses
- High quality carbon credits as a complementary strategy
- Innovation for energy and decarbonization solutions

- Water security
- Circular economy, with a focus on waste minimization
- Gain in Biodiversity
- Prevention and mitigation: accidents, spills and environmental impacts

- Sustainable development and autonomy of communities
- Safety, Health and well-being
- Promotion and due diligence in human rights
- Inclusion and equal opportunities

- Consolidation of the Culture of Integrity
- Commitment to transparency
- Governance focused on efficiency and control
- Fostering the ESG theme among our stakeholders

Environmental and Social

ESG
enviromental
social

RESULTS

Carbon

- Incentivized decarbonization: interest and variable remuneration[1]
- Decarbonization Fund budget more than doubled ($0.6 billion)
  - LT internal carbon price for Decarbonization Fund - change in the main scenario: US$ 50/ton → US$ 90/ton
  - Carbon credit as a complementary tool

Society

- Petrobras/BNDES matching funds for forests (announced at COP 27)
- R$ 286 billion collected in 2022, by the 3rd quarter, for all spheres of government, including dividends and taxes

Biorefining

- Diesel R

HIGHLIGHTED GOALS AND AMBITIONS

Carbon

- Ambition: Net Zero in operations by 2050
- With dispatch adjustments, absolute emission level in 2027 equivalent to current level[2]
- Zero routine flaring (2030)
- Reinjection of 80 million tCO_2 (2025)
- Intensity: 15 $kgCO_2e$/boe (E&P) 30 $kgCO_2e$/CWT (Refining 2030)
- Methane efficiency: 0.29 t CH4/thousand tHC (2025)

Society

- Due diligence in human right by 2025
- Value creation with social impact (taxes and dividends)

Biorefining Ambition

- Bio Jet Fuel

Environment

- 100% of plants with a biodiversity action plan by 2025
- Fresh water collection: - 40% by 2030
- Process solid waste: - 30% by 2030

[1] Emissions and leakage targets affect up to 25% of Executive Directors' variable compensation, Sustainability-linked Loan (US$1.25 billion)
[2] PE 2023-27 Commitment: Reduction of total operational absolute emissions by 30% by 2030, compared to 2015 | LT: Long Term

Investments to strengthen our low carbon position

ESG
enviromental

US$ 3.7 billion
DECARBONIZATION OF OPERATIONS

RefTop Portfolio
US$ 0.8 billion

Low Carbon Solutions in New E&P Projects
US$ 2.1 billion

Decarbonization Fund
US$ 0.6 billion*

R&D** in decarbonization scopes 1 and 2
US$ 0.2 billion

US$ 0.6 billion
BIOREFINING

Renewable diesel

Bio Jet Fuel

US$ 0.1 billion
SKILLS FOR THE FUTURE

R&D** for activities not related to the operation

Profitable diversification

US$4.4 billion (6% of total CAPEX)

* Expenditures classified as CAPEX can be allocated as OPEX for amounts related to the decarbonization fund and R&D expenditures | ** The forecast expenditures for the low carbon portfolio correspond to 10% of the total R&D budget, which depend on the legal obligation.

Petrobras' positioning contributes to a safe and fair transition

1. Oil produced with high efficiency in carbon: ultra-deep waters in Brazil
2. Gas as a renewable matrix enabler
3. Biorefining
4. Communities and forests: 3% of the Brazilian territory
5. R&D for low carbon solutions

Profitable Diversifaction

ESG
enviromental

Several segments were studied

4 Segments selected

MULTI-CRITERIA ANALYSIS INDICATED DEVELOPMENT OF STUDIES IN NEW BUSINESSES

Offshore Wind



Hydrogen


H2

Carbon Capture


CO2

AND CONTINUITY IN BIOREFINING

Biorefining



Our Climate Goals

ESG
enviromental

REDUCE OUR CARBON FOOTPRINT

- Reduction of total operational absolute emissions by 30%* by 2030
- Zero routine flaring by 2030
- Reinjection of 80 million tCO_2 by 2025 in CCUS projects
- GHG intensity in the E&P segment: Achieve portfolio intensity of 15 $kgCO_2e$/boe by 2025, maintaining 15 $kgCO_2e$/boe by 2030
- GHG intensity in the Refining segment: Achieve an intensity of 36 $kgCO_2e$/CWT by 2025 and 30 $kgCO_2e$/CWT by 2030
- Consolidation of 55%* reduction in the intensity of methane emissions in the upstream segment by 2025, reaching 0.29 t CH4/thousand tHC

AMBITION

*Neutralize emissions (scopes 1 and 2) in activities under Petrobras' control and influence partners to achieve the same ambition in non-operated assets by 2050***



* Compared to 2015

** Our ambition refers to emissions in Brazilian territory, where more than 97% of our operational emissions occur. For other emissions, we also aim for neutrality within a period compatible with the Paris Agreement, in line with local commitments and international organizations

Path to neutrality of operational emissions in 2050

ESG
enviromental

Review of sustainability goals

Accelerating the decarbonization of operations	***Reduction of absolute emissions by 30% by 2030***	*Supported by the Carbon Neutral Program and budget review for the Decarbonization Fund*
Less emissions and more methane efficiency	***Consolidation of the 55% reduction in the intensity of methane emissions in the upstream by 2025***	*Brazilian commitment (Global Methane Pledge)* *Ambition near zero methane (OGCI)* *Flaring monitoring (OGCI)* *Adherence to OGMP 2.0 - Oil and Gas Methane Partnership**
Early achievement of the CO_2 reinjection target	***Reinjection of 80 million tCO_2 by 2025 in CCUS projects***	*Largest offshore CO_2 reinjection program in the world, in the pre-salt fields, according to the Global Status of CCUS 2022 report*

* Being updated
OGCI: Oil and Gas Climate Initiative

Consolidation of the trajectory of increased efficiency in emissions in the E&P and Refining segments

EMISSION INTENSITY
E&P - $KgCO_2e/boe$


30.0
15.7
15.1
15.0
15.0
2009
2021
9M22
2025
2030
TARGET

- Our production in Búzios and Tupi is in the 1st quartile in terms of GHG emissions intensity*

EMISSION INTENSITY
Refinoing - $KgCO_2e/CWT$


43.0
39.7
37.8
36.0
30.0
2015
2021
9M22
2025
2030
TARGET

- The RefTOP refineries have an efficiency of 36.6 KgCO2e/CWT

* In reference to IOGP - International Association of Oil & Gas Producers

High quality carbon credits as a complementary strategy for a downward trajectory of emissions

- Only high quality and integrity credits
- Credits generated in Brazilian biomes, with socioeconomic co-benefits - part generated by own projects
- Compensation in line with international best practices
- Governance by the Decarbonization Fund
- Transparency and traceability



ESG enviromental



ESG
enviromental

Our environmental goals

PROTECTING THE ENVIRONMENT

- 40% reduction of our withdrawn freshwater by 2030
- 30% reduction in solid waste generated in processes by 2030
- Allocation of 80% of solid waste generated in processes for RRR* routes by 2030
- 100% of Petrobras facilities with a biodiversity action plan by 2025

* Reuse, recycling and recovery

Water security

USE OF FRESHWATER (2021)

Million m³


Reuse
31%
69
220
151
69%
Withdrawn

WITHDRAWN FRESHWATER

Million m³


182
151
125*
132
-40%
91
2018
2021
2022
2023
2030
Refining
Gas & Power
Others
* Forecast value for the year

- Portfolio management
- Efficiency increase and reuse
  - Reduction of 18 million m³: equivalent to the consumption of 100 thousand families
- Conservation projects for springs and riparian forests

Gains in biodiversity

ESG enviromental

+ BIODIVERSITY WHERE WE OPERATE

2021	2030	
56 species	70 species	Protection of endangered wildlife (60% in oceans)
175 thousand ac	220 thousand ac	Recovery and conservation of biomes
25 million ac	32 million ac	Strengthening the management of environmental protection areas

GOALS

100% OF OUR FACILITIES WITH A BIODIVERSITY ACTION PLAN BY 2025

- Wildlife management plans
- Evaluation of impacts and dependencies of ecosystem services
- Net impact assessment KPI
- Improving biodiversity in our areas/regions of activity
- Search for net gain of vegetated areas



ac: acres

Circular economy

SOLID WASTE GENERATED
Thousand tons/*year*


-30%
265
278
277*
270**
195
2018
2021
2022
2023
2030

- Operational improvements: generation reduction
- Oil recovery in refineries (sludge)
- Sustainable hiring
- Training and awareness

% DE REUSE, RECYCLING OR RECOVERY OF SOLID WASTE


55%
68%
72%*
74%**
80%
2018
2021
2022
2023
2030

- Development of partnerships: waste as raw material for other companies
- Reverse logistics
- Recycling: public selection for cooperatives and waste pickers' associations
- Training and awareness

* Forecast values for the year | * 2023 targets under construction



ESG
enviromental

Incentives linked to remuneration

Minimum percentage of variable remuneration tied to emissions and leakage targets in 2022


Operational Executive Officers*
20%
5%
25%
CEO and e Corp. Exec. Officers
15%
5%
20%
Executive managers
10%
5%
15%
General managers
9%
4%
13%
Employees
7%
3%
10%
Emissions
Leakege

* Exploration and Production, Production Development, Marketing and Logistics, Refining and Natural Gas and Digital Transformation and Innovation

Social

ESG social


REDUCE OUR CARBON FOOTPRINT
PROTECT THE ENVIROMENT
CARE FOR PEOPLE
ACT WITH INTEGRITY
ENVIROMENTAL
SOCIAL
GOVERNANCE
Deliver sustainable results for a society in transition, by acting in business with social and environmental responsibility, safety, integrity and transparency

- Path to neutrality of operational emissions in 2050
- Lower carbon products and businesses
- High quality carbon credits as a complementary strategy
- Innovation for energy and decarbonization solutions

- water security
- Circular economy, with a focus on waste minimization
- Gain in Biodiversity
- Prevention and mitigation: accidents, spills and environmental impacts

- Sustainable development and autonomy of communities
- Safety, Health and well-being
- Promotion and due diligence in human rights
- Inclusion and equal opportunities

- Consolidation of the Culture of Integrity
- Commitment to transparency
- Governance focused on efficiency and control
- Fostering the ESG theme among our stakeholders

Our social goals

ESG social

CARE FOR PEOPLE

- Measure and disseminate the social return of at least 50% of voluntary socioenvironmental projects (by 2025)
- Keep socioeconomic diagnosis of communities up to date (up to 3 years) in 100% of operations (of all business units and refineries in the portfolio)
- Promote human rights and diligence the operations (100% training of employees in HR and 100% of operations with due diligence in HR) by 2025
- Promoting diversity by providing an inclusive working environment
- Development of impact initiatives, which contribute to the solution of social and/or environmental problems, involving opportunities to act with our stakeholders and customers of Petrobras products
- Promotion of safe operations, based on the protection of life, empowering 100% of the leadership in Mental Health and acting in the promotion of the well-being of more than 38,000 employees



Our social projects

ESG
social



60 current projects and more than 40,000 people impacted (2021 - 2022 vision):

- Sustainable development and autonomy of communities
- Early Childhood

Expansion of the project portfolio

Focus on Sustainable Development and Autonomy of Communities

Acting in communities covered by the operating units, contributing to the social license to operate.

Early Childhood

Support to projects

Contribution to the development of children aged 0-6 years in communities in the area covered by 100% of operations by 2025.

Today: 71% of operations

Initiative for Job and Income Generation

Offering professional training for the energy and innovation sectors with a focus on vulnerable communities. Possibility of adding other companies and financiers.

R$ 200 million by Petrobras in 4 years

Salvador Dahan

Chief Governance and Compliance Officer



PETROBRAS

Governance


REDUCE OUR CARBON FOOTPRINT
PROTECT THE ENVIROMENT
CARE FOR PEOPLE
ACT WITH INTEGRITY
ENVIROMENTAL
SOCIAL
GOVERNANCE
Delivering sustainable results for a society in transition, by acting with social and environmental responsibility, safety, integrity, and transparency

- Trajectory to operational emissions neutrality by 2050
- Lower carbon-intensive products and businesses
- High quality carbon credits as a complementary strategy
- Innovation for energy and decarbonization solutions

- Hydric security
- Circular economy, focusing on residue minimization
- Gain in Biodiversity
- Prevention and mitigation: accidents, leaks and environmental impacts

- Sustainable development and empowerment of communities
- Health, safety, security and well-being
- Promotion and diligence in human rights
- Inclusion and equality of opportunities

- Consolidation of the Culture of Integrity
- Commitment to Transparency
- Governance focused on efficiency and control
- Promotion of the ESG subject among our stakeholders

Layers of our governance

ESG
governance


REGULATORY AUTHORITIES
SHAREHOLDERS
DECISORY PROCESS
INTEGRITY SYSTEM

REGULATORY AUTHORITIES

We are supervised by:

- CVM and SEC (investor protection)[4]
- CGU and TCU (protection of assets)[5]
- SEST (control of governance practices)[6]
- CADE (competition)[7]
- U.S Department of Justice - DoJ

BALANCE AND RESPECT FOR SHAREHOLDERS

- Nomination Policy for executive officers with legal and additional integrity requirements
- Opinion of COMIN and CAE[1] in the evaluation of relevant transactions with the Union
- >40% independent members of the BD
- Adoption of the OECD[2] Guidelines for State-Owned Enterprises

DECISORY PROCESS

- Robust decision-making process
- Involvement of statutory committees [8] in the deliberations of the Executive Officers, Executive Board and Board of Directors
- Decisions based on opinions from technical areas

INTEGRITY SYSTEM

- Independent 2nd and 3rd line defense structures[3]
- External channel for receiving complaints, with guaranteed anonymity
- Integrity Assessment of counterparties
- Automation of internal controls

[1] COMIN: Minority Shareholders' Committee ; CAE: Statutory Audit Committee
[2] OECD : Organization for Economic Co-operation and Development
[3] Governance, Compliance, Internal Audit, Ombudsman and Integrity Committee
[4] CVM : Securities and Exchange Comission of Brazil ; SEC : U.S Securities and Exchange Comission
[5] CGU: Office of the Comptroller General ; TCU: Federal Court of Accounts
[6] SEST : Secretariat for Coordination and Governance of State-Owned Enterprises
[7] CADE : Administrative Council for Economic Defense
[8] Statutory Technical Committees : Institutional Relationship and Sustainability; Production Development; Exploration and Production; Refining and Natural Gas; Financial and Investor Relations Technical Committee; Commercialization and Logistics; Governance and Compliance; Digital Transformation and Innovation

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

PETROBRAS


215.43
346.17
215.43
117.23
346.17

Financial management in recent years

Gross debt

- US$ 60 billion target achieved 15 months earlier

Liability management

- 54% of debt due after 2027
- More than US$ 100 billion of net amortization of financial debt in the last 7 years

Interest

- 68% reduction in interest expense over 5 years - US$ 7.0 billion in 2017 to US$ 2.0 billion in 2021

Diversification of funding

- Sustainability Linked Loan, Commercial Notes, Real Estate Receivables Certificates

Optimization of cash levels and Dividend Policy improvement

- Convergence to the reference cash level of US$ 8 billion
- Dividends of R$ 13.80 per share declared in 2022

Return to society

- Taxes totaling R$ 1.1 trillion since 2017

ANEFAC[1] Transparency Award

- 2017 and 2022 winner
- 2019 and 2020 featured company

"*Mais Valor*" and "*Progredir*" Programs

- More than R$ 20 billion in support for suppliers since 2020
- Suppliers with access to financial institutions' resources with efficiency and cost reduction

[1] Finance, business and accounting national association of executives



Focus on financial strength

Pricing policy
Competitive prices aligned to international markets

Reference cash level
US$ 8 billion [1]

Dividends
According to the current Dividend Policy [2]

Gross debt reference range
US$ 50 billion to US$ 65 billion

Liability management
Maturity extension and gross debt maintenance around US$ 55 billion

[1] Minimum cash position of US$ 5 billion
[2] Approved in 2019 and improved in 2020 and 2021

Brent and exchange rate assumptions

BRENT PRICES
US$/barrel



85
80
75
70
65
65
60
55
55
55
2023
2024
2025
2026
2027

REAL EXCHANGE RATE
R$/US$



5.3
5.2
5.2
5.1
5.0
5.0
5.0
5.0
4.9
2023
2024
2025
2026
2027

Strategic Plan 2023-27

Strategic Plan 2022-26



Shareholders remuneration policy

Minimum annual dividend of **US$ 4 billion** for fiscal years in which average Brent prices are above US$ 40/bbl

Gross debt ≤ US$ 65 billion and accumulated positive results:

60% x (OCF – Investments)

- Quarterly payments
- Possibility of extraordinary payments, regardless of indebtedness level
- In all distribution parameters, dividends cannot jeopardize the financial sustainability in the short, medium and long term



Solid and self-funding plan for the next 5 years

~52%[1] of cash generation returns to society



US$ billion
2023-27
180 - 210
180 - 210
Cash flow generation after taxes and judicial deposits2
170-190
Portfolio management5
10-20
65-70
Cash flow from investments3
65-70
Dividends (60% of OCF)
10-15
Potential extraordinary dividends
0-5
Net amortizations4
35-40
Leases amortizations
5-10
Financial expenses
Sources
Uses

RETURN FOR SOCIETY
215 - 235

TAXES AND GOVERNMENT TAKE
US$ 195-205 billion

ESTIMATED DIVIDENDS FOR THE GOVERNMENT
US$ 20-30 billion

1 Dividends paid to the Federal Government plus taxes and government take divided by the cash flow generation before taxes | 2 Considers decommissioning costs of about US$ 1.5 billion/year | 3 Excludes leases classified as total CAPEX | 4 Considers funding of US$ 11 billion | 5 Impact of approximately 70 Kboed in 2023 production and approximately 150 Kboed in further years

Resilient investments to support growth


CAPEX 2023-27*
US$ billion
78
83%
10%
3%
2%
2%

* ~60% of CAPEX in dollars
Does not include ~ US$ 20 billion of leased FPSOs

US$ 4.4 billion (6%)
CAPEX for low carbon initiatives


DISTRIBUTION
US$ billion
16
18
18
14
13
1.3
1.2
1.5
2.0
1.8
13.3
15.5
15.0
10.7
9.8
2023
2024
2025
2026
2027

	2023	2024	2025	2026	2027
Committed CAPEX	*95%*	*90%*	*80%*	*56%*	*40%*

Exploration and Production · Refining · Gas and Power · Trading and Logistics · Corporate

Investments back to pre-covid levels

US$ billion


2023-27 SP
78
2022-26 SP
68
2021-25 SP
55
2020-24 SP
76
2019-23 SP
84
2018-22 SP
75
2017-21 SP
74



Fernando Borges

Chief Exploration and Production Officer



PETROBRAS

Strategy maximizes value

Maximize portfolio value, focusing on deep and ultra-deep waters



E&P investments remain focused on the Pre-Salt, with double resilience for project sustainability

STRATEGIC PLAN 2023-27

US$ billion


64
3%
24%
9%
64%
67%
Pre-salt
Pre-Salt
Exploration
Post-Salt
Other

DOUBLE RESILIENCE

ECONOMIC + **ENVIRONMENTAL**

Economic

Brent

35

US$/bbl in the long term

Environmental

Carbon intensity

15

Kg CO_2e/boe

Growing production in line with Strategic Plan 2022-26

TOTAL PRODUCTION

million boed | Work Interest (WI) Petrobras | Post divestments | With variation of +/-4%



2.6*
2.7
2.9
3.1
3.1*
2.3
2.4
2.6
2.8
2.8
2.1
2.1
2.3
2.5
2.5
2023
2024
2025
2026
2027
Total production
Natural gas - noncommercial production
Natural gas -commercial production
Oil production
74%
72%
74%
76%
78%
% Pre-salt

- Considers adjustments from the Sepia and Atapu Co-Participation Agreement that reduces 0.1 MM boed per year relative to the Strategic Plan 2022-26
- All projections were maintained for 2023, as well as Total and Commercial Production for the entire horizon
- Reduction of approximately 0.1 MM bpd in oil production in 2024 and 2025 due to adjustment in the wells interconnection schedule

* Total operated production: from 3.8 MM boed (2023) to 4.7 MM boed in (2027)

Lifting cost and total cost remain competitive


LIFTING COST [1]
US$/boe
10.7
Post-Salt
4.2
Pre-Salt
Petrobras
5.5
Strategic Plan
2023-27


TOTAL COST OF OIL PRODUCED [2]
US$/boe
33
Govt takes
14
DD&A
14
Lifting cost
5.5

[1] Lifting cost without leasing cost and government taxes
[2] Does not include, mainly, exploratory investments and cost of capital

Exploration of new oil and gas frontiers according to our value strategy


EQUATORIAL MARGIN
SOUTHEAST BASINS
0
500 km

2023-27

*42 Wells**

EXPLORATORY CAPEX 2023-27

US$ billion


Others
6%
Southeast Basins
45%
6
49%
Equatorial Margin

* 16 in the Equatorial Margin, 24 in the Southeast Basins and 2 in Colombia in contracted areas

Santos Basin concentrates pre-salt assets and boosts production growth


Exploratory assets
Producing assets

CAPEX (2023-27)
US$ 38 billion

NEW PRODUCTION UNITS
11

PRODUCTION 2027
≅ 2.2 MMboed

* Operated production in the Santos Basin in 2027: 3.5 MMboed

Campos basin still relevant in the long run


ES
MG
RJ
Exploratory assets
Producing assets

CAPEX (2023-27)
US$ 18 billion

NEW PRODUCTION UNITS
5

PRODUCTION 2027
≅ 0.9 MMboed

* Operated production in the Santos Basin in 2027: 0.9 MMboed

Rodrigo Costa

Chief Refining and Natural Gas Officer


PETROBRAS
Rua
N

BR PETROBRAS

Refining & Natural Gas strategies

Focus on assets close to oil and gas supply and the consumer market

Focus on marketing our own gas and optimizing the thermoelectric portfolio



OPERATIONAL EFFICIENCY
MORE VALUE
NEW PRODUCTS
ACTIVE PORTFOLIO MANAGEMENT





Refining & Natural Gas strategies

	2022	2027
Refining	10 refineries Capacity 1.9 MMbpd	5 refineries/between RJ-SP **Capacity** **1.2 MMbpd**
Power	Thermal Power Plants NG, Fuel Oil and participations Capacity 5.6 Gwavg*	Thermal Power Plants NG with high efficiency **Capacity** **3.6 GWavg reaching 5.1 GWavg in 2030**
Natural Gas	Natural Gas Processing Units : 66 MM m^3/d Regasification Terminal: 57 MM m^3/d	Natural Gas Processing Units: **84 MM m^3/d** Regasification Terminal: **50 MM m^3/d**

* Average gigawatt

Expansion and modernization of the refining facilities with high quality low carbon products

2023-27
US$ billion



BIOREFINING
7%
G&P RELIABILITY AND EFFICIENCY
15%
9.2
47%
31%
REFINING OPERATIONAL CONTINUITY

REFINING CAPACITY EXPANSION, QUALITY AND EFFICIENCY

DIESEL S-10 PRODUCTION INCREASE (+318 thousand bpd)	• New units at REPLAN, RNEST (2nd Train) and GASLUB • Adaptations in REDUC, REVAP, REGAP and RNEST (1st Train) • Study of new units at REPAR and REFAP
PRODUCTION OF NON-FUELS AND RENEWABLES (+27 thousand bpd)	• GASLUB (HIDW) - Group II Lubricants • RPBC (Dedicated Plant) - SAF and HVO • Study of a second Dedicated Plant
PROCESSING AND CONVERSION INCREASE (+154 thousand bpd)	• New units at RNEST (2nd Train and SNOX) • Adaptations at RNEST (1st Train and Coker Unit) and REPLAN (Coker Unit)
REFTOP PROGRAM (IGEE of 30kg CO_2e/CWT in 2030)	• US$813 MM in 148 projects (100 energy efficiency) • Higher operational availability, lower energy intensity and lower emissions

RefTOP Program

Among the world's best refiners in efficiency and operating performance

Operational Availability
≥ 97% by 2025

Emissions Intensity
≤ 36kg CO_2e/CWT by 2025

Energy Intensity
≤ 89 by 2025

Pre-salt processing capacity
= 100% by 2025

INVESTMENT
US$ 813 million

148 Projects
(100 Efficiency)
Target Assets

PRE-SALT OIL PROCESSING CAPACITY



71%
77%
86%
89%
100%
2019
2020
2021
2022
2025

ENERGY INTENSITY INDEX
Produce more consuming less



114
112
110
106
89
2019
2020
2021
2022
2025

BioRefining Program

Technological leadership translated into commercial reality

REPAR already produces diesel with 5% renewable content through co-processing and has the potential to reach up to 10%. Current capacity for renewable diesel R5 is 32 Kbpd.

R5 diesel performs like fossil diesel, and has proven its reliability throughout the test period

The renewable fraction's emission compared to fossil diesel is up to **60% lower**



And we are investing to produce SAF at RPBC

Positioning among the world leaders in biorefining

SAF DEDICATED PLANT AT RPBC

In line with CORSIA's requirements*


PRODUCTION
mbpd
6
6
3
SAF
Diesel R 100
Others

Capacity: 790 kta load

With feedstock flexibility

CO-PROCESSING

Integrated with Downstream Operations


REPAR (existing)
21
REPAR Expansion
30
RPBC
9
REDUC
8
33
REPLAN
+154
Kbpd
Diesel R5

AMBITIONS

- Certification (voluntary market)
- Maritime fuel with renewable content
- Other oil products with renewable content
- New DEDICATED PLANT study

* *Carbon Offsetting and Reduction Scheme for International Aviation*

INVESTMENT **US$ 0.6 billion**

In the G&P segment, we will expand our infrastructure and portfolio of offers to continue operating competitively in the trading of natural gas



SEAP II
SEAP I

SEAP (2027)

Projects in Partnerships - Work Interest (WI) Petrobras ~80% (68% SEAP I and 86% SEAP II)
Pipeline Capacity: **18 MM m³/d**

BM-C-33 (2027)

Non operated project in the Campos Basin
Work Interest (WI) Petrobras 30%
Pipeline Capacity: **16 MM m³/d**

ROUTE 3 INTEGRATED PROJECT (2024)

Work Interest (WI) Petrobras 100%
Pipeline Capacity and Natural Gas Processing Unit:
21 MM m³/d

LNG

Prospecting for LNG acquisition opportunities, with new terms and indexes, mitigating risks

CAPEX
US$ 5.2 billion

* Included portion of the five-year CAPEX in the E&P portfolio referring to Petrobras' WI.

We want to be the #1 choice or our customers

New relationship channels, procurement and contract management

Diversified commercial products, with terms, indexes and flexibilities according to customer needs

Process automation and integration, improving customer experience


BUY

Cláudio Mastella

Chief Trading and Logistics Officer



PETROBRAS

Trading and Logistics Strategy

To act competitively in the trading of oil and oil products, maximizing value generation through integration and safe and efficient operations in upstream and downstream logistics



To be the best option for customers in Brazil and abroad

2023-27
US$ billion

OTHERS


4%
21%
1.6
45%
30%

AVANÇA LOG PROGRAM – LOGISTICS EFFICIENCY

- Reduction in operational bottlenecks
- Increase in flow and storage - OSBRA
- Oil transhipment
- Expansion of OSRIO
- Substitution of pipelines OPASA and OBATI

OPERATIONAL CONTINUITY

- Maintenance of ships, pipelines and terminals
- Scheduled stoppages of tanks and spheres

AVANÇA LOG PROGRAM – ADDITIONAL MARKETS

- Railroad access - Rondonópolis
- Exports of propene
- C3 and C4 separation

Trading activity with integrated logistics

Exploring opportunities in other regions, from the Southeast, the most relevant market in Brazil



COMPETITIVE MARKET

- Strengthen commercial presence in target markets through new sales clusters
- Work as a leading company in the supply of low carbon products focusing on the BioRefining Program
- Develop supply chain for renewable feedstocks
- Implement new CRM (*salesforce*) to increase agility in trading and customer relationship processes

Strengthening international trade activities

Expansion of global customers portfolio, new markets development and increase in competitiveness


Oil
Oil Light Products
Oil Heavy Products
LPG

GLOBAL COVERAGE

Main oil markets
USA, China and Europe

Main markets Oil Light Products
USA, Middle East and India

Main Markets Oil Heavy Products
Singapore and USA

Main markets LPG
Argentina, Chile, Paraguay and Uruguay

AVANÇA LOG Program – Logistics as competitive advantage

Business integration with efficiency, emissions reduction and focus on value generation

AVANÇA LOG
+ EFFICIENCY
+ MARKET ACCESS

INVESTMENT
US$ 810 million
51% of total portfolio

LOGISTICS EFFICIENCY
Maximize availability to transport crude and oil products

INFRASTRUCTURE AND CLIENTS
Access to strategic markets with the infrastructure either owned, third-party or in partnerships

ENERGY TRANSITION
Explore opportunities among the energy transition process targeting business sustainability

AGILITY
Value creation through higher efficiency internal processes and growing digital solutions

Removal of logistical bottlenecks and expansion on strategic markets safely and efficiently

EFFICIENCY AND MARKET ACCESS



Increase in flow capacity for products transported in the RJ-SP-Midwest pipeline system



Investment in terminals to add flexibility and optimize operations



Expansion in transportation modes and procurement models to increase competitiveness in other markets



Efficient maritime transportation and low carbon fleet

AVAILABILTY AND SAFETY

- Dockings and maintenance stoppages in pipelines, storage tanks and spheres to increase efficiency in transportation and competitiveness
- Successful multidisciplinary approach reducing illegal taps



261
203
201
105
48
10.7
7.1
5.0
1.8
0.6
2018
2019
2020
2021
2022
Extracted Volume (th m³)
Number of events

We improved our performance in E&P support logistics vis-à-vis other oil and gas companies


1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

SEA
From 3rd to 2nd quartile in the industry*

AIR
From 2nd to 1st quartile in the industry*

LAND
Maintaining 1st quartile in the industry*

Identified opportunities were implemented allowing cost reduction and process efficiencies

Efficiency in Petrobras E&P support logistics ensured the execution of the Strategic Plan's projects

EMISSIONS REDUCTION
- Routes optimization and speed control for vessels enabled emissions reduction

OPERATIONAL EFFICIENCY
- Implementation of the E&P Logistics Integrated Control Center in Rio de Janeiro

NEW PROJECTS
- Supply of infrastructure and resources for offshore operations

* Info relative to results from benchmark studies in 2021 (base year 2020/green arrow) and 2019 (base year 2019/grey arrow)

João Henrique Rittershaussen

Chief Production Development Officer



PETROBRAS

Drivers for capturing value in the implementation of production development projects

Maximization of projects and operations economic value, with increased efficiency

Assurance of safety, integrity, and compliance

Minimization of greenhouse gas emissions with value creation

Keeping the investment strategy on high value assets



CAPEX E&P
US$ billion
Strategic Plan 2022-26
+3
BID Sepia 2 and Atapu 2
+2
Opportunities in Complementary Projects
+2
Macroeconomic/market assumptions and project adjustments
Strategic Plan 2023-27
10%
26%
57
63%
1%
67% Pre-Salt
9%
24%
64
64%
3%
67% Pre-Salt
Post-Salt
Exploration
Pre-Salt
Others

Global scale challenges in the next 5 years



18
New FPSOs

> 60
Complementary projects

26
Decommissioned Platforms

>300
Production development wells

> 8,000
Km of pipelines (laying and recovery)



Integrado Parque das Baleias
Revit de Albacora
RJ
Marlim
BM-C-33
Búzios
Campos Basin
Mero
Itapu
Implantação do Gasoduto
SEAP II
SEAP I
Santos Basin

Implementation of 18 FPSOs, about 50% of the world's FPSOs

2023

- **Itapu P-71** [1] — 150 Kbpd — WI Petrobras: 100%
- **Marlim 2 Anna Nery*** — 70 Kbpd — WI Petrobras: 100%
- **Búzios 5 Alm. Barroso*** — 150 Kbpd — WI Petrobras: 89%
- **Marlim 1 A. Garibaldi*** — 80 Kbpd — WI Petrobras: 100%
- **Mero 2 Sepetiba*** — 180 Kbpd — WI Petrobras: 39%

2024

- **Mero 3 Mal. Duque de Caxias*** — 180 Kbpd — WI Petrobras: 39%
- **Búzios 7 Alm. Tamandaré*** — 225 Kbpd — WI Petrobras: 89%
- **IPB Maria Quitéria*** — 100 Kbpd — WI Petrobras: 100%

2025

- **Búzios 6 P-78** — 180 Kbpd — WI Petrobras: 89%
- **Mero 4 Alexandre de Gusmão*** — 180 Kbpd — WI Petrobras: 39%
- **Búzios 8 P-79** — 180 Kbpd — WI Petrobras: 89%

2026

- **Búzios 9 P-80** — 225 Kbpd — WI Petrobras: 89%
- **Búzios 10 P-82** — 225 Kbpd — WI Petrobras: 89%

2027

- **Revit Albacora*** — 120 Kbpd — WI Petrobras: 100%
- **Búzios 11 P-83** — 225 Kbpd — WI Petrobras: 89%
- **SEAP 2*** — 120 Kbpd — WI Petrobras: 86%
- **SEAP 1*** — 120Kbpd — WI Petrobras: 68%
- **BM-C-33** — 126Kbpd — WI Petrobras: 30%

Legend:
- Pre-salt under implementation
- Post-salt under implementation
- PPre-salt under procurement
- Post-salt under procurement
- Non-operated

* Leased platform

[1] Anticipation expected for 2022

Pre-salt high productivity reinforces the high capacity platforms strategy



Average CAPEX of the project US$ 4-6 billion



60%
23%
17%

Related to Petrobras' owned pre-salt units with capacity of 150 a 225 Kbpd (Itapu, Búzios 6, 8, 9, 10 and 11)

More complex and higher production capacity **PRODUCTION UNITS**

EXPECTED VALUE GENERATION FOR THE PRODUCTION SYSTEMS

- Higher efficiency in the implementation and operation
- Increased operational reliability and safety
- Emissions' reduction

Development of the Búzios field with seven additional FPSOs by 2027



P-79
8
P-82
P-77
5
10
P-78
1
4
P-80
FPSO Almirante Barroso
3
6
9
P-74
P-76
7
11
FPSO Almirante Tamandaré
2
P-83
P-75
In operation
Under implementation



4 FPSOs in operation
7 FPSOs under implementation

INSTALLED CAPACITY

2022
600 Kbpd

2027
>2 million bpd

USS 23 billion, more than 50% of Pre-salt Capex

- Petrobras' most important asset
- Robust reserves
- Innovative, awarded technologies
- Low lifting costs
- Low CO^2 emissions

Technological innovations in Mero field with the implementation of HISEP™



FPSO Alexandre de Gusmão
FPSO Guanabara
Mero 4
Mero EPS 2
Mero 1
FPSO Sepetiba
Mero 2
FPSO Pioneiro de Libra
Mero 3
HISEP®
FPSO Mal. Duque de Caxias



2 FPSOs in operation

3 FPSOs under implementation

INSTALLED CAPACITY

2022
230 Kbpd

2027
770 Kbpd

- Reservoirs among the most productive worldwide
- High pressure, high level of associated gas and CO_2 as main challenges
- Innovative and awarded technologies
- HISEP™ - Subsea High Pressure Separation System - currently in tender process

Procurement of 4 new production units to develop new projects

SERGIPE ULTRADEEP WATER - SEAP 1 e SEAP 2

Oil Capacity (Kbpd)	120 / FPSO
Gas Capacity MM (m^3/d)	10 12
Wells	SEAP 1:15 SEAP 2:18
Subsea	EPCI


Pipeline gas
implementation
SEAP II
SEAP I

SEAP SPOTLIGHT

- Development in ultradeep water (up to 2.800 m)
- Chartering model for the 2 FPSOs
- Startup date in 2027

ATAPU 2 (P-84)[1] and SEPIA 2 (P-85)[1]

FPSO *All Electric* Fully electrified	↑ Energy Efficiency — ↓ Up to 20% emissions reduction
Oil production capacity of 225 kbpd and 10 million m^3/d of Gas	
Sepia 2 - 14 wells Atapu 2 - 13 wells	
Subsea system - EPCI - engineering, procurement, construction and installation	

[1] Operational start-up post-2027



3D image of an All Electric FPSO project: new generation of platforms

Technologies and initiatives supporting emission reduction

WELLS

Initiatives	Target
New technologies to reduce well construction duration and increase productivity Intelligent logistics in stimulation vessel operations Higher diesel consumption efficiency - contracts incentives and additives technologies	- 15% emissions In 2027 compared to the current level

FPSO

Initiatives	Target
Topside electrification (All Electric) - Sepia 2 and Atapu 2 Deep seawater intake Seawater cooling system optimization	- 30% emissions
Gas treatment and compression system optimization Cargo Tanks HC blanketing and recovery (zero routine vent)	Compared to the Petrobras Reference Design
CCUS (Carbon capture, utilization and storage)	80 M ton CO_2 in 2025[1]

SUBSEA SYSTEM

Initiatives	Target
Application of diverless solutions Contracts modes adjustments with productivity increase	- 18% emissions In 2027 compared to the current level
HISEP ™ - Subsea separation and reinjection of associated gas (contains CO_2)	- 1% in carbon intensity[2]

[1] Petrobras CCUS target

[2] Considering the operation period in the Mero 3 field. HISEP™ benefits may vary according to the field.

Commitment to best decommissioning practices



4
5
22
16
1
1
4

26

PLATFORMS

360 WELLS

~2.500 km *RISERS AND FLOWLINES*

Fixed	12
Semi-submersible	06
FPSO	08

US$ billion



4%
17%
1%
9,8[1]
78%
Campos Basin
North and Notheast
Santos Basin
Others

+ 27 platforms between 2028 and 2030

Green recycling policy in decommissioning platforms, aligned with best ESG market practices.

[1] Includes decomissioning costs reimbursable to future buyers of the assets of US$ 1.1 billion

Investments focused on increasing efficiency and customer needs

REFINING, GAS, AND TRADING AND LOGISTICS CAPEX

US$ billion



+0.7
+1.2
Projects to increase energy efficiency and opportunities in logistics
Macroeconomic/market assumptions and project adjustments
STRATEGIC PLAN 2022-26
STRATEGIC PLAN 2023-27
69%
8.9
20%
11%
72%
10.8
15%
13%
Refining
Gas and Power
Trading and logistics

We continue with responsible investments in Refining, Logistics and Gas

INVESTMENT
US$ 10.8 billion[1]

REFINING
Revamps and expansion of refining facilities

GAS & POWER
Expansion of gas processing and flow capacity

TRADING AND LOGISTICS
Expansion of logistics

MAIN PROJECTS

+ QUALITY

- REDUC - HDT revamp (In construction)
- REVAP - HDT revamp (Under procurement)
- Obati[2] - Baueri-Utinga pipeline (Under procurement)

+ QUALITY and + VOLUME

- REPLAN - New HDT (In construction)
- RNEST - SNOx (In construction)
- Gaslub - HDT and HCC for lubricants[2] (Under technical and economic feasibility studies)
- RPBC - SAF[2] dedicated plant (Under technical and economic feasibility studies)
- Cubatão pumps' replacement (In construction)
- Alemoa Terminal/Hub (SP) (Under procurement)

+ VOLUME

- RNEST - Train 1 expansion (Under procurement)
- RNEST - Train 2[2] expansion (Under technical and economic feasibility studies)
- REPLAN - Coker revamp (Under technical and economic feasibility studies)
- Route 3 Integrated Project (In construction)
- Gaslub[2] thermo powerplant (Under technical and economic feasibility studies)
- B-MC-33 gas pipenline (Under technical and economic feasibility studies)
- SEAP gas pipeline (Under technical and economic feasibility studies)
- OSBRA - SP-Brasília pipeline (Under procurement)

In construction | Under procurement | Under technical and economic feasibility studies

[1] Does not include part of pipeline investments (accounted for in the E&P portfolio) and Alemoa Terminal
[2] Start up date in 2027

Expanding our infrastructure for gas flow and processing

ROUTE 3 INTEGRATED PROJECT


RJ
GASLUB
(UTGITB)
Rota 2
Rota 3
Rota 1

Start-up date in 2024

Pipeline capacity

18 MM m³/d + UPGN = 21 MM m³/d

STATUS

- 93% construction progress
- Gas pipeline - subsea and onshore pipelines completed
- Utilities - final comissioning
- Natural Gas Processing Unit (UPGN) conclusion - engineering under procurement since Jul/22 and construction/assembly since Sept/22

SEAP GAS PIPELINE


SEAP II
SEAP I

Start-up date in 2027

Under technical and economic feasibility studies

Pipeline capacity

18 MM m³/d

BM-C-33 GAS PIPELINE


Cabiúnas
(UTGCAB)

Start-up date in 2027

Under technical and economic feasibility studies

Pipeline capacity

16 MM m³/d

Paulo Palaia

Chief Digital Transformation and Innovation Executive Officer


PETROBRAS

PETROBRAS

Digital Transformation and Innovation Strategy

CAPEX 2023-27 • US$ 2.1 billion investment

Innovate to generate value in our businesses, today and in the future, and focus on achieving our decarbonization goals

EXPECTED RESULTS

- *HPC* capacity equivalent to over 550,000 next-generation laptops by 2027*
- *80% Processes digitized by 2027, focusing on process robotization*
- *More than 1200 Agile Teams in 2027*
- *More than 1200 active patents in 2025*
- *More than 25k Employees trained and re-qualified in digital by 2027*

*HPC = *High Performance Computing*

Protagonism and proactiveness in technological protection

Boosting Information Security


MATURITY EVOLUTION
INCIDENT RESPONSE TEAM
REAL TIME MONITORING
RISK MANAGEMENT
COMMUNICATION CHANNELS
SECURITY CLOUD JOURNEY
CONTINUITY MANAGEMENT
TRAINING PROGRAMS
IDENTITY MANAGEMENT
THREAT INTELLIGENCE
SAFE DEVELOPMENT
INFORMATION SECURITY GOVERNANCE
OT CYBER SECURITY
BR
PETROBRAS
SECURITY AWARENESS
DATA PROTECTION
ACCESS MANAGEMENT
LEAKAGE PREVENTION
SOX CERTIFICATION
DEFENSE TECHNOLOGIES
SECURITY BY DESIGN
SECURITY DIVESTIMENT
Technologies
People
Processes

- Strengthening the company's cyber resiliency
- Expansion of the scope of cybernetic defense on the industrial park

Digital Transformation and Innovation

Initiatives by business segment

Exploration & production

- Pre-salt connectivity (Optical Mesh + 5G *LTE + Medium Earth Orbit)
- Data science for security and increased operational efficiency
- From **HPC to Quantum Computing for Seismic Imaging and Reservoir Simulations
- Mobility and robotization to increase asset reliability
- New technological concepts of production development
- New technologies to reduce greenhouse gas emissions

Refining

- Solutions to increase conversion, energy efficiency and operational availability
- Use of Mobility devices in operation, EHS, equipment maintenance and inspection to support human reliability
- Technologies for biofuel production

Gas and Energy

- Solutions to increase efficiency in Natural Gas processing
- Optimization and digitalization of the gas processing chain, enabling access to new business models
- Technologies for low-emission electricity generation

**LTE = Long Term Evolution (4G/5G)*
***HPC = High Performance Computing*

Digital Transformation and Innovation

Initiatives by business segment



Commercialization and logistics

- New CRM platform in Commercialization and G&E
- Optimization of logistical resources
- Process automation and paper reduction in port and warehouse operations
- Deployment of LTE 4G/5G* connectivity for warehouses and ports



Transversal Initiatives

- Visibility, monitoring and prevention of cyber incidents
- Cloud platforms to accelerate digital transformation (Cloud Smart)
- Adoption of low-code technologies to accelerate the delivery of software solutions
- Digital Twins with the use of AI
- Technologies for the decarbonization of operations
- Massive use of AI, with a predictive focus on production efficiency, emissions and EHS, and reduction of exploratory risk
- 185 digital workers** generating +850 thousands man hours per year of productivity
- 70 startups working on challenges from 17 business units
- +1.000 trained in agility, AI and analytics, data, Information Security and others

**LTE = Long Term Evolution (4G/5G)*

***Automated processes (Robotic Process Automati on or RPA)*

Strategic Plan
2023-2027


PETROBRAS
RF

PETROBRAS